SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SMART Modular Technologies (WWH), Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, $0.00016667 par value
(Title of Class of Securities)

G82245 10 4
(CUSIP Number of Class of Securities Underlying Options)

Ann T. Nguyen
General Counsel
SMART Modular Technologies (WWH), Inc.
39870 Eureka Drive
Newark, CA 94560
(510) 623-1231
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati
Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA 98104
(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,541,084	$253.40

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,446,561 ordinary shares of Issuer having an aggregate value of approximately $4,541,084 as of July 9, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a modified Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$253.40
Form or Registration No.:	Schedule TO
Filing party:	SMART Modular Technologies (WWH), Inc.
Date filed:	August 27, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on August 27, 2009 by SMART Modular Technologies (WWH), Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”). The Schedule TO, as amended by Amendment No. 1, relates to the offer by the Company to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 3,446,561 ordinary shares of the Company, whether vested or unvested, that (i) were granted before August 6, 2008 with an exercise price higher than $4.20; (ii) were granted under the SMART Modular Technologies (WWH), Inc. 2006 Amended and Restated Stock Incentive Plan (“Plan”); and (iii) are held by eligible option holders (the “Eligible Options”).
      This Amendment No. 1 is being filed solely to amend “Item 4-Terms of the Transaction,” “Item 5-Past Contacts, Transactions, Negotiations and Agreements,” “Item 8-Interest in Securities of the Subject Company” and “Item 11-Additional Information” to reflect the appointment of Ms. Kimberly E. Alexy as a director of the Company. Except as set forth above, there were no changes to the offer materials.

Item 4. Terms of the Transaction.
     (b) Purchases.
     The table set forth under Item 8(a) below is incorporated by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities.
     The table set forth under Item 8(a) below is incorporated by reference.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The table set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and named executive officers; transactions and arrangements concerning the options” is superseded in its entirety by the following:
     The following table below sets forth the beneficial ownership of each of our named executive officers and directors of options under the Plan outstanding as of August 6, 2009.† The percentages in the tables below are based on the total number of outstanding options (i.e., whether or not eligible for exchange) to purchase ordinary shares under the Plan, which was 9,178,459 as of August 6, 2009.

		Number of
		Shares	Percentage of
		Underlying	Total Shares
		Outstanding	Underlying
		Options	Outstanding
		Granted Under	Options Under
Name	Position	the Plan	the Plan
Iain MacKenzie	President, Chief Executive Officer, and Director	1,252,154 *	14%
Barry Zwarenstein	Senior Vice President and Chief Financial Officer	220,000	2%
Alan Marten	Senior Vice President and General Manager, Memory Business Unit	437,036	5%
Wayne Eisenberg	Vice President, Worldwide Sales	430,176	5%
John (Jack) H. Moyer	Vice President, Human Resources	180,000	2%
Ajay Shah	Chairman of the Board, Director	—	—
Kimberly E. Alexy***	Director	—	—
Eugene Frantz	Director	—	—
Dennis McKenna	Director	50,000	**
Harry W. (Webb) McKinney	Director	60,000	**
Dr. C.S. Park	Director	58,000	**
Mukesh Patel	Director	—	—
Clifton Thomas Weatherford	Director	80,000	**

†	For information regarding the shareholdings of the directors and named executive officers as of July 15, 2009, please see our proxy statement for our 2009 Special Meeting of Shareholders.

*	Includes options to purchase 60,000 ordinary shares which are held by Mr. MacKenzie’s spouse. Mr. MacKenzie disclaims beneficial ownership of such options.

**	Represents less than 1%.

***	Appointed as a director effective September 1, 2009. The foregoing table has been adjusted to give effect to such appointment as if
Ms. Alexy had been a director as of August 6, 2009. Our Current Report on Form 8-K filed with the SEC on September 2, 2009, disclosing Ms. Alexy’s appointment, is incorporated herein by reference. Ms. Alexy will receive an RSU grant in accordance with our policies regarding the compensation of our independent directors.
     (b) Securities Transactions.
     The table set forth under Item 8(a) above is incorporated by reference.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The table set forth under Item 8(a) above is incorporated by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Schedule TO, as amended, is true, complete and correct.

SMART MODULAR TECHNOLOGIES (WWH), INC.
/s/ Ann T. Nguyen
Ann T. Nguyen
General Counsel

Date: September 2, 2009